FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2003

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant`s name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefonica`s shareholder remuneration policy	3

"Telefónica S.A.", as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Telefonica` s Board of Directors, at its meeting of 23rd July 2003, has decided to strengthen its commitment to the shareholder remuneration policy initiated at its meeting of 24th July 2002, by resolving the following for years 2004, 2005 and 2006:

  To propose to the Annual General Meeting of Shareholders corresponding to the fiscal year 2003, the payment of a dividend of 0.4 Euros per share. The intention of the Board is to maintain this same dividend for fiscal years 2004 and 2005, all subject to compliance with any limitations established by law, by the Company` s articles of association, and by the relevant regulations which may be applicable from time to time.

  Not to renounce to the reductions of the share capital via cancellation of own shares held as treasury stock as a tool of the shareholder remuneration policy where such reductions are deemed appropriate.

In the event that the Company`s interests might suggest a change to this shareholder remuneration policy before the end of the projected time frame for its application, the Board of Directors, upon prior analysis of the relevant circumstances, will report its evaluation of those circumstances and such modifications as may be made to the remuneration policy.

Madrid, 23 July 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	July 22nd, 2003	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors